December 7, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Attention:	Ada Sarmento
Christine Torney
Lynn Dicker
Mary Beth Breslin

Re:    ALX Oncology Holdings Inc.

Registration Statement on Form S-1 File No. 333-251171

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), we wish to advise that as of the time of this filing, the underwriters have not yet made any distribution of the Preliminary Prospectus of ALX Oncology Holdings Inc. (the “Registrant”) dated December 7, 2020. However, the underwriters are taking steps to see that all underwriters, brokers or dealers participating in the public offering of shares of the Registrant’s common stock pursuant to the above-captioned Registration Statement, as amended (the “Registration Statement”), are promptly furnished with sufficient copies of the preliminary and final prospectus to enable them to comply with the prospectus delivery requirements of Sections 5(b)(1) and (2) of the Securities Act.

We wish to advise you that the participating underwriters have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the Registrant that the effectiveness of the above-captioned Registration Statement be accelerated to 4:30 p.m. Eastern Time, on Wednesday, December 9, 2020 or as soon thereafter as practicable.

[signature page follows]

Very truly yours,

JEFFERIES LLC

CREDIT SUISSE SECURITIES (USA) LLC

PIPER SANDLER & CO.

CANTOR FITZGERALD & CO.

As representatives of the Underwriters

By:	Jefferies LLC

By:	/s/ Michael Brinkman
Name: Michael Brinkman
Title: Managing Director

By:	Credit Suisse Securities (USA) LLC

By:	/s/ Andrew Singer
Name: Andrew Singer
Title: Managing Director

By:	Piper Sandler & Co.

By:	/s/ Chad Huber
Name: Chad Huber
Title: Managing Director

By:	Cantor Fitzgerald & Co.

By:	/s/ Sage Kelly
Name: Sage Kelly
Title: Senior Managing Director, Global Head of Investment Banking

[Signature Page to Acceleration Request Letter]